Exhibit 21.1

AG Mortgage Investment Trust, Inc. Significant Subsidiaries

	Subsidiary	State of Incorporation
1.	AG MIT, LLC	Delaware
2.	AG MITT RMAT 2013, LLC	Delaware
3.	AG MITT RMAT 2013 II, LLC	Delaware
4.	AG MIT CMO, LLC	Delaware